Filed by MCG Capital Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: MCG Capital Corporation
(Registration Statement No. 333-204272)

On July 27, 2015, forms of the following communications were sent to certain stockholders of MCG Capital Corporation.

[MCG Stockholder],

I am the CEO of MCG Capital Corporation, a Nasdaq company (ticker: MCGC). [Addressee] holds [x shares] of MCGC stock. We have a shareholder meeting coming up on August 14th to vote on our merger with a larger listed company, Pennant Park Floating Rate Capital or PFLT (ticker).

Some of our retail shareholders did not realize that by not voting it is the same as a "NO" vote in the context of a merger, so I'm reaching out to get the message out. We hired MacKenzie Partners to help our shareholders through this process. I've included Laurie and Glen on the email. My thought is to make Laurie and Glen available to anyone in your shop or your beneficial holders to help with the voting process.

If you have a few minutes, I'd love to catch up live. Otherwise, Laurie (212-378-7071) and Glen (212-378-7073) are available to help.

Best,

Keith

Keith Kennedy
MCG Capital, CEO
Office 703-247-7513
Cell
___________________________________________

[MCG Stockholder],

Nice speaking with you. As I explained on our call, I am the CEO of MCG Capital, a public company listed as MCGC on Nasdaq. Our records show that [you have] or beneficially own [x] shares of MCGC.

We have a shareholder meeting coming up on August 14th and though we understand [addressee] typically does not vote its shares (unless there is a problem with management), not voting your shares is the same as a “NO” vote for MCGC. This may economically disadvantage your shareholders given the stock price and assets of MCGC (given the premium being paid by the acquirer), so I wanted to make sure that the appropriate people at your firm know that voting is important in this case.

If you can find the shares in your system to find the beneficial owners, we want to make sure this is communicated with them so that they vote their proxies. Laurie and Glen can help people vote if people want assistance with this process.

Please feel free to email or call me.

Best,

Keith

Keith Kennedy
MCG Capital, CEO
Office 703-247-7513
Cell

_______________________________

[MCG Stockholder],

Thank you for taking my call earlier. As we discussed, I am the CEO of MCG Capital Corporation, a Nasdaq company (ticker: MCGC). Our records show that [you hold] [x shares] of MCGC stock and we have a shareholder meeting coming up on August 14th to vote on our merger with a larger listed company, Pennant Park Floating Rate Capital or PFLT (ticker).

Some of our retail shareholders--and frankly, some institutions--did not realize that by not voting it is the same as a "NO" vote in the context of a merger, so I'm reaching out to get the message out.

We hired MacKenzie Partners to help our shareholders through this process. I've included Laurie and Glen on the email. My thought is to make Laurie and Glen available to anyone in your shop or your beneficial holders to help with the voting process or to make sure they have all the necessary information.

I am also available to anyone that wants to talk about the merger. My contact information is below and feel free to share that with your team or any of our shareholders.

Otherwise, Laurie (212-378-7071) and Glen (212-378-7073) are available to help.

Best,

Keith

Keith Kennedy
MCG Capital, CEO
Office 703-247-7513
Cell

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Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that relate to future events, performance or financial condition of PFLT, MCG and the combined company, management’s future expectations, beliefs, intentions, goals, strategies, plans or prospects. Statements other than statements of historical facts included in this communication may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including the ability of the parties to consummate the transaction described in this communication on the expected timeline (or at all), the failure of PFLT or MCG shareholders to approve the proposed merger, the ability to realize the anticipated benefits of the transaction, the effects of disruption on the companies’ business from the proposed merger, the actual premium to adjusted net asset value paid in the merger, if any, the actual market capitalization of the combined company, the effect that the announcement or consummation of the merger may have on the trading price of the common stock of PFLT or MCG, the combined company’s plans, expectations, objectives, performance, operations and intentions, the amount or timing of any dividends that may be paid by the combined company, the proposal made by HC2 Holdings, Inc. (“HC2”), any regulatory action which may or may not be taken with respect to the proposed merger or the proposal made by HC2, any decision by MCG to pursue continued operations, a liquidation or an alternative transaction upon the termination of any merger agreement, changes in MCG’s net asset value in the future, fees and expenses incurred by MCG in connection with a liquidation, the value of MCG’s assets in a liquidation, the timeline to complete a liquidation, any changes to MCG’s listing, registration, management or board of directors in a liquidation, the outcome of any shareholder litigation relating to the transaction or any other litigation to which MCG is a party, or any other alternative proposed transactions and any potential termination of the merger agreement, the actions of MCG shareholders with respect to any proposed transactions, and the other factors described from time to time in the companies’ filings with the Securities and Exchange Commission (the “SEC”). MCG undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this communication.

Important Additional Information and Where to Find It

This communication is being made in respect of the proposed business combination involving PFLT and MCG. In connection with the proposed transaction, PFLT has filed with the SEC a Registration Statement on Form N-14 that includes a joint proxy statement of PFLT and MCG and that also constitutes a prospectus of PFLT. The definitive Joint Proxy Statement/Prospectus has been mailed to shareholders of PFLT and MCG. INVESTORS AND SECURITY HOLDERS OF PFLT AND MCG ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Proxy Solicitation

Investors and security holders may obtain free copies of the Registration Statement and Joint Proxy Statement/Prospectus and other documents filed with the SEC by each of PFLT and MCG through the web site maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and Joint Proxy Statement/Prospectus and other documents filed with the SEC can also be obtained on PFLT’s website at www.pennantpark.com or on MCG’s website at www.mcgcapital.com. PFLT and MCG and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders of PFLT and MCG in respect of the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the PFLT and MCG shareholders in connection with the proposed acquisition, PFLT’s executive officers and directors and MCG’s executive officers and directors is set forth in the Registration Statement on Form N-14, filed with the SEC on May 18, 2015, as amended on June 16, 2015. You can obtain free copies of these documents from PFLT and MCG in the manner set forth above. This communication does not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such jurisdiction. A registration statement relating to these securities has been filed with the SEC and declared effective. Investors are advised to carefully consider the investment objectives, risks and charges and expenses of PFLT before investing in its securities.